SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2003

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

     Table of contents:
     -   Press Release dated February 10, 2003;
     -   Press Release dated February 10, 2003;
     -   Press Release dated February 14, 2003;
     -   Press Release dated February 18, 2003;
     -   Press Release dated February 27, 2003.

Press Release dated February 10, 2003
Press Release dated February 10, 2003
Press Release dated February 14, 2003
Press Release dated February 18, 2003
Press Release dated February 27, 2003

Press Release

ENEL GAS, THE CHALLENGE OF THE OPEN MARKET

Milan, February 10, 2003 — “The gas sector is of strategic importance for Enel because of its possible synergies with the electricity sector, in which the regulator has imposed strict limits on our development, and because it is having substantial rates of growth,” stated Enel’s CEO Paolo Scaroni whilst presenting the new company Enel Gas in Milan today and emphasising its value for the entire Group. “Moreover, it will provide us excellent training for the full liberalisation of the energy market and for the development of a new customer-centred culture throughout the Group”.

With 1,700,000 customers, approximately 4 billion cubic metres of gas sold per year, an extensive presence in 16 regions, 62 provinces and more than 1,000 towns, Enel Gas — created through the merger of approximately 30 local distributors and Camuzzi — controls about 11% of the national market, which has been completely liberalised since January 1 of this year. The Chairman of Enel, Piero Gnudi, emphasized the big steps that Italy has made in liberalising the energy market compared with other European countries and the need to ensure adequate competition in the gas market as well.

Scaroni emphasised Enel’s strengths in meeting this new challenge:

•	experience and volume in obtaining gas supplies;

•	the strength of its brand, which is seen by consumers as a synonym for reliability and competence;

•	the large extension of its local coverage and the strong customer relationships of the companies that have merged into Enel Gas;

•	the development of a modern customer-care system;

•	the potential of the company’s ability to offer combined electricity and gas services, which will be available to electricity customers with annual consumption of at least 100,000 kWh in a few months and to all customers in a few years.

Vincenzo Cannatelli, head of Enel’s Networks and Sales Divisions, summarised the key features of the gas and electricity markets in Europe and Italy, emphasising that in Italy both markets are expected to grow by an annual average of 3% between 2002 and 2010.

In the gas sector, the growth in demand and the constraints imposed on the incumbent by the “Letta Decree” will foster the creation of a market for other operators of about 33-34 billion cubic metres by 2010. Over the next five years, Enel Gas’s objective is to double the number of its customers and volumes sold.

Enel’s presence in both sectors creates the possibility of synergies in supply as well as distribution and sales. Customers will benefit from having a single supplier of gas and electricity, enjoying a single contact point for assistance, simplified invoicing and savings on their bill. In England, 37% of domestic customers changed their supplier during the four years after liberalisation. 80% of these customers have chosen companies that could also provide electricity. In Italy, in the medium-term, such a large shift is not expected, thus the company’s focus will be on small and medium-sized firms while waiting for the full liberalisation of the electricity market.

Valerio Camerano, general manager of Enel Gas, described the formation of the new company, its current structure and the commercial strategy that it intends to pursue. He also presented the broad range of innovative products and services offered by Enel Gas to meet various needs of its customers and the media campaign to launch the company, which was to begin today in the press and at the end of the month on TV.

The services offered include toll-free numbers for households (800.998.998) and businesses (800.99.77.33) to open, transfer and close accounts, modify plant and request estimates and information.

The new company also has an Internet site (www.enelgas.it) that already offers complete information on its services and corporate structure as well as interactive online customer services.

The company offers a range of customised services, such as the possibility of spreading payments across the year in order to avoid winter peaks.

Enel Gas’s commercial strategy, concluded Camerano, is to focus first and foremost on ensuring the loyalty of its existing customer base thanks to the quality of services and special programmes. As market conditions permit, Enel Gas will gradually pursue strong selective growth on the back of innovative products distributed through a range of channels and Group synergies.

Press Release

Milan, February 10, 2003 — At today’s press conference in Milan, held to present Enel’s strategies in the gas sector, the Company’s CEO, Paolo Scaroni, said that the advisors are working for the listing and IPO of Wind shares representing approximately 25% of Wind share capital. The offer may consist of shares newly issued in connection with an increase of share capital together with shares held by current shareholders. Mr. Scaroni also stated that, subject to market conditions, the offer may take place some time after the beginning of this summer.

Press Release

ENEL TO BECOME BG GROUP’S PARTNER IN BRINDISI LNG

February 14, 2003 — BG Group plc announces today that it has signed a Memorandum of Understanding (MoU) with Enel S.p.A., in order for Enel to become a 50% shareholder in the Brindisi Liquefied Natural Gas (LNG) project in Italy. In addition, two further MoUs have been signed for BG Group to explore options for LNG and natural gas supply to Enel.

In November 2002, BG Group received approval to construct and operate a euro 330 million, 6 million tonnes per annum (mtpa) LNG importation terminal in Brindisi Port, on the south-east coast of Italy. Last month, a formal Decree authorising the project was granted and earlier this month an Agreement in Lieu of Concession was signed with the Brindisi Port Authority allowing the use of the Port for the terminal.

A fully-termed Shareholders Agreement, to jointly develop the facility for receipt, storage and regasification of LNG, is expected to be concluded by the end of the first quarter of 2003. Agreements for LNG supply and the sale of natural gas will be progressed.

Bill Friedrich, Deputy Chief Executive, BG Group plc, said: “Enel’s local Italian market knowledge will be invaluable to this project and complementary to BG Group’s skill and experience in the liquefied natural gas sector. A new source of natural gas supply and imports of competitively priced gas into Italy can be expected when Brindisi LNG is brought into production. We look forward to our partner’s participation and developing the project together for operation in 2007.”

Paolo Scaroni, Chief Executive, Enel S.p.A., said: “This alliance is consistent with Enel’s strategy to focus on energy. Our goal is to reach major competitiveness in the gas sector and in diversification of supply sources.”

The terminal is expected to operate from 2007 with BG Group and Enel sharing 80% of the capacity equally. The remaining 20% will be subject to regulated third party access (Resolution 91/02).

Italy is a net importer of natural gas and has one LNG receiving terminal in operation on the north-west coast of the country. It is planned that the Brindisi terminal will be constructed in two phases of 3 mtpa each. Construction is due to begin in early 2004.

Brindisi LNG has been placed on the priority infrastructure list of strategic projects by the Italian Government and European Union authorities.

Press Release

ENEL DISTRIBUZIONE IMPROVES THE QUALITY OF ITS ELECTRICITY SERVICE BY 25%.
THE ENERGY AUTHORITY AWARDS ENEL A PRIZE OF EURO 32 MILLION.

Scaroni: “An excellent result ackowledging the commitment to customer service of the men and women of Enel Distribuzione”.

Rome, February 18, 2003 — Enel Distribuzione continues to improve the quality of its electricity service. For 2001, the Authority for Electricity and Gas has awarded the company euro 32 million for having reduced annual interruptions to electricity supply to an average of 125 minutes per customer, which is significantly lower than the target set by the Authority and 25% lower than in 2000 when Enel Distribuzione was awarded a euro 4 million prize.

The improvement was particularly significant in Italy’s central-southern regions, where the duration of interruptions was reduced by an average of 30%.

In the 5-year period 1998/2002, Enel Distribuzione invested euro 3 billion for the quality of its service. Thanks to this investment and technological innovation, it has cut average annual interruptions per customer from 196 minutes in 1998 to 125 minutes in 2001.

In general, beginning from 2001, the portion of network investments aimed at quality improvements has been over 50% of total investment, as compared with an average of 35% in the preceding years.

Paolo Scaroni, the chief executive of Enel S.p.A., said: “I am very pleased by this result: excellence in customer services is fundamental, even more so today as the sector’s liberalization advances. Recognition goes first and foremost to the men and women of Enel Distribuzione who pay great attention to maintenance and provide speedy responses to power interruptions. Acknowledgement should also go to the company as a whole which has invested substantial amounts in the modernization of plants. Enel intends to continue along this road, particularly in the Southern regions, and to confirm itself as the best in Italy and one of the best in Europe.”

Press Release

HYDROITALIA: TRENITALIA-ENEL HYDRO-ENERTAD FORM NEW PARTNERSHIP

Rome, February 27, 2003 — The 50-50 joint venture set up by Enel Hydro (the Enel Group’s water-treatment subsidiary) and Enertad (the Tad Group’s environmental services company) has won an international tender called by Trenitalia (a Ferrovie dello Stato Group company) to sell 51% of the share capital of Hydroitalia.

Hydroitalia owns the largest waste-water-treatment network in Italy, with 46 plants located throughout the mainland and Sicily.

Enel Hydro and Enertad will pay euro 30 million for the 51% of Hydroitalia’s share capital.

Trenitalia, which will continue to hold a 49% stake in Hydroitalia, has reserved the right to sell the remaining shares between 2007 and 2009 for a sum of no less than euro 35 million.

In addition to treating the waste water produced by the railway workshops operated by Trenitalia, Hydroitalia’s business will be based on providing integrated water-treatment services to external customers.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv.Claudio Sartorelli
Title: Secretary of Enel Società per Azioni

Dated: March 3, 2003